Exhibit d.3

TRANSFER AND ASSUMPTION OF AMENDED

AND RESTATED INVESTMENT ADVISORY AGREEMENT

This Transfer and Assumption Agreement (“Transfer and Assumption Agreement”) effective as of September 1, 2020 (the “Effective Date”) is being provided pursuant to Paragraph 14 of the Amended and Restated Investment Advisory Agreement dated November 20, 2002, as amended, (the “Investment Advisory Agreement”) solely with respect to Virtus Fort Trend Fund (fka Virtus Rampart Equity Trend Fund) (the “Fund”), and is by and among Virtus Opportunities Trust, a Delaware statutory trust (the “Trust”), Virtus Investment Advisers, Inc., a Massachusetts corporation (the “Adviser” and the Trust together, collectively the “Transferor”) and Virtus Alternative Investment Advisers, Inc. (“VAIA” the “Transferee”).

WHEREAS, Transferor is a party to the Investment Advisory Agreement;

WHEREAS, the Adviser renders the services described in the Investment Advisory Agreement to the Fund for the compensation set forth in Schedule A attached thereto;

WHEREAS, Transferor has agreed to transfer to Transferee all of the Adviser’s rights and obligations under the Investment Advisory Agreement solely with respect to the Fund from and after the Effective Date, subject to the terms herein, to the Transferee (the “Transferred Rights and Obligations”);

WHEREAS, Transferee has agreed to assume the Transferred Rights and Obligations; and

WHEREAS, the parties have received an opinion of counsel that the transfer and assumption of the Transferred Rights and Obligations as set forth in this Transfer and Assumption Agreement does not constitute an “assignment” as such term is defined by and under the Investment Company Act of 1940, as amended;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Transfer. Transferor hereby transfers and Transferee hereby assumes all of the Transferred Rights and Obligations from and after the Effective Date.

2.	Assumption. Transferee hereby accepts the foregoing transfer and assumes all of the Transferred Rights and Obligations from and after the Effective Date.

3.	Transferor and Transferee Consent. In consideration of and in reliance on foregoing agreements, the parties consent to the foregoing transfers and assumptions pursuant to the terms set forth herein.

4.	Notice of Termination of Adviser. The parties hereto agree that as of the Effective Date, the Adviser will cease to serve as the investment adviser of the Fund pursuant to the Investment Advisory Agreement, the rights and obligations of the Adviser will accordingly terminate upon the Effective Date, and from and after the Effective Date solely with respect to the Fund the Investment Advisory Agreement shall be an agreement between the Transferee and the Trust.

5.	Further Assurances. Transferor and Transferee each agree to execute and deliver such further instruments, agreements and assurances as may be reasonably requested by the others to evidence and provide for the transfer by Transferor and the assumption by Transferee of the Transferred Rights and Obligations.

6.	Counterparts. This Transfer and Assumption Agreement may be executed in counterparts, which may be executed and/or exchanged electronically, each of which, when taken together, shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Transfer and Assumption Agreement to be executed by their duly authorized officers of other representatives.

VIRTUS OPPORTUNITIES TRUST

By:	/s/ W. Patrick Bradley
Name:	W. Patrick Bradley
Title:	Executive Vice President, Chief Financial Officer & Treasurer

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ Francis G. Waltman
Name:	Francis G. Waltman
Title:	Executive Vice President

VIRTUS ALTERNATIVE INVESTMENT ADVISERS, INC.

By:	/s/ Francis G. Waltman
Name:	Francis G. Waltman
Title:	Executive Vice President